

Mail Stop 7010

March 19, 2009

Garman Cabinet & Millwork, Inc.
Attention: Valerie A. Garman, President
137 Cross Center Road, Suite 318
Denver, North Carolina 28037

Re: Garman Cabinet & Millwork, Inc.
Registration Statement on Form S-1
Filed February 19, 2009
File No. 333-157399

Dear Ms. Garman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Cover Page of Registration Statement

1.   We note that you have disclosed that your primary standard industrial classification code number is 2431. According to the Standard Industrial Classification Code List, which is available on our website at http://www.sec.gov/info/edgar/siccodes.htm, the correct code number for your business appears to be 2430. Please revise your cover page accordingly.

2.   Please revise the cover page to include the approximate date of commencement of proposed sale to the public pursuant to Form S-1 instructions.

3.   We note that you filed your registration statement on February 19, 2009. Please update the following dates from January 16, 2009: (1) the filing date on the first line of the cover page, (2) the "subject to completion" date and (3) the date of the prospectus.

4.   Please revise footnote 1 of the "Calculation of Registration Fee" table to state the provision of Rule 457 of the Securities Act that is being relied upon for the basis of the calculation.

Prospectus Cover Page, page 2

5.   Please correct the page number in the cross-reference to the risk factor section of the prospectus.

Table of Contents, page 3

6.   Please remove from the table of contents the Part II information. The table of contents should address only the contents of the prospectus (i.e., Part I of the registration statement). Please see Item 502(a) of Regulation S-K.

Prospectus Summary, page 4

The Offering, page 4

7.   We note that you refer to "preferred stock" and "free trading shares" in the first paragraph. We further note that your articles of incorporation do not appear to permit you to issue preferred stock. Please tell us why you have included the aforementioned reference to "preferred stock" and "free trading shares" or delete these terms throughout the registration statement including for the term "preferred stock" in the "Dilution" and "Description of Capital Stock" sections.

Summary Financial Data, page 4

8.   Please disclose that you have received a going concern opinion from your auditor.

Risk Factors, page 8

9.   Please add as your first risk factor that there is substantial doubt as to your ability to continue as a going concern and your auditor has included in its report substantial doubt about your ability to continue as a going concern.

10.   Please add a risk factor regarding your previous lack of profitable operations and negative cash flow from business operations.

11.   Please add a risk factor regarding your financial position.

12.   Please add a risk factor about the lack of a market for your common stock.

13.   Please add a risk factor regarding your debt financing and, in view of the state of the current lending market, your ability to obtain future debt financing. In addition, please disclose whether you are currently in compliance with your loan agreements and their significant covenants.

Our business could suffer if there is a decline of economic conditions . . . , page 8

14.   Please revise this risk factor to reflect present economic conditions and the availability of credit to your customers.

If we lose the services of a number of employees, our business could suffer, page 8

15.   Please provide a detailed explanation of why you "hope" to hire key personnel, including the president after this offering. Please make your disclosure consistent with the "Management" disclosure on page 13. In addition, please disclose, if true, that you currently do not have key man insurance.

Selling Security Holders, page 9

16.   We note that a number of the selling security holders have the same last name as Valerie and Sidney Garman, your officers and director. Please disclose any family relationships that exist between any of the selling security holders and your management.

17.   Please tell us whether Greentree Financial Group, Inc. is a broker-dealer or an affiliate of a broker-dealer. If Greentree is a broker-dealer, the prospectus should state that the stockholder is an underwriter. If Greentree is an affiliate of a broker-dealer, the prospectus should state that (a) the stockholder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If Greentree cannot provide these representations, state that the stockholder is an underwriter. Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

18.   Please disclose in footnote two to the selling security holders table the material terms of your consulting agreement with Greentree Financial Group, Inc. In this regard, for example, we note that the agreement required you to pay Greentree $50,000 in addition to issuing them stock.

Description of Capital, page 10

19.   Please delete the reference to shares of common stock issuable upon exercise of warrants and conversion of notes or amend the Form S-1 accordingly. In addition, please disclose the ten thousand for one forward split referenced in your financial statements.

Description of Business, page 10

20.   The disclosure in your registration statement must be fair and balanced. We note that you make statements in your business description that appear to suggest favorable outcomes are likely or will result inevitably from your business activities. Please balance these disclosures by adding where appropriate a discussion of any countervailing factors or unfavorable results that could also occur. In addition, to the extent you cannot be certain about particular results or outcomes please provide prominent affirmative disclosure to this effect.

21.   We note the reference on page 19 of the notes to your financial statements to "Garman Cabinet & Millwork, Inc. and its wholly owned subsidiaries." Please discuss the activities of any material subsidiaries and, if material, add the exhibit required by Item 601(b)(21) of Regulation S-K.

22.   Please provide further detail about your various business services. Please describe your high end architectural wood installation services. What percentage of your business is architectural woodwork, specialty items, panels and trim work, etc.? Also, what services are the largest percentages of your business? Disclose further detail about the principal customers for each of your services (i.e. general contractors, architects, manufacturers, companies and individuals).

23.   We note your disclosure that better than 50% of your installation projects are outside North Carolina. Please disclose the general locations outside North Carolina and generally describe the type of services performed and explain why you believe you have "the ability to operate nationwide."

24.   Please revise to disclose the sources and availability of raw materials and the names of principal suppliers.

25.   Please revise to disclose the dependence on one or a few major customers, if any.

26.   Please disclose the number of total employees and the number of full-time employees.

27.   We note your disclosure that the "commercial construction market continues to gain strength and isn't expected to slowdown anytime soon." Please tell us your basis for this statement. In doing so, please address current economic conditions in the markets in which you do business or hope to do business.

Description of Property, page 11

28.   We note that you have characterized three of your lease agreements as being "gratuitous." Please revise your disclosure to clarify what you mean by this characterization. In this regard, we note that each of the leases appears to require the payment of rents. In addition, please tell us the circumstances surrounding your provision of employee housing. Please note that we may have additional comments based on your response.

Management's Discussion and Analysis of Financial Condition . . . , page 11

General

29.   We note you reported losses before income taxes of $72k for the nine months ended September 30, 2008. We further note from the letter dated February 20, 2009, that you expect to report income from continuing operations before taxes for 2008. However, your current disclosures do not provide investors insight into known trends that management expects to materially impact operations in future periods. Specifically, your MD&A analysis does not identify or discuss the factors supporting your conclusion that you will report income from continuing operations before taxes for 2008. Please revise your filing to discuss known and expected trends in future periods that may have material impact to operations. If your expectations of reporting income for the 2008 fiscal year have changed, we remind you that you would not satisfy the criteria of paragraph (b)(2) of Rule 8-08 of Regulation S-X and therefore, would need to amend your filing to include the audited financial statements for the year ended December 31, 2008.

30.   You reported a prepaid asset of $100k as of September 30, 2008. Given that this asset represents 56% of total assets and $73% of total current assets as of September 30, 2008 please revise your filing to provide detailed information regarding this prepaid asset, including who received the shares, the number and fair value of the shares issued and the nature of the services to be received and when you expect to receive these services. Your disclosure should also discuss how you determined fair value of the shares issued.

31.   Based on your disclosure on page 31 we assume this prepaid asset may relate to the 1 million shares issued to Greentree Financial Group in September 2008 for professional services in connection with preparing your registration statement. If true, please tell us whether Greentree Financial Group has to satisfy performance conditions to hold the 1 million shares. If so, please tell us your consideration of EITF 96-18.

32.   Please delete your reference to the SEC in the first paragraph.

Plan of Operation, page 11

33.   With a view towards additional disclosure in the prospectus, please tell us more about your plans to raise additional funds through "joint venture partnerships" and "project debt financings."

Results of Operations – Year Ended December 31, 2007 and December 31, 2006, page 12

34.   Please revise your filing to identify and quantify the reasons why cost of sales as a percentage of revenues increased from 54% in 2006 to 58% in 2007. Please refer to Section 501.04 of the Financial Reporting Codification for guidance.

35.   Although it appears you are comparing the actual results for the fiscal year ended December 31, 2007, to the same period in 2006, your disclosure states that you are comparing the 2008 fiscal results to 2007. Please revise your filing accordingly and review for accuracy.

Liquidity and Capital Resources, page 12

36.   We note you have outstanding debt under a bank line of credit. Please revise your filing to discuss material financial covenants and your compliance with these covenants for each period presented. If you were not compliant with your debt covenants or have knowledge that you will not be in compliance in future periods, please disclose the consequences that you will be subject to, regardless of your ability or intent to receive a waiver from the lender. Please refer to Section 501.03 of the Financial Reporting Codification for guidance.

Critical Accounting Policies and Estimates, page 12

37.   Based on your disclosure under the heading Accounting Policies Subject to Estimation and Judgment, it appears you have a critical accounting policy for revenue, allowance for doubtful accounts, reserves for income taxes and litigation. Please revise your filing to expand your critical accounting estimates section to include a discussion of the material assumptions you made in arriving at each critical estimate. Your revised disclosure should address the standard length of time it takes for installation of the architectural woodwork before you recognize revenue. Please also include your critical accounting policy for accounts receivable that discusses your collection policy. In this regard, we note you did not have a receivable balance as of December 31, 2007 or as of September 30, 2008 even though you had sales of $1.2 million as of December 31, 2007 and $909k as of September 30, 2008. Given the absence of accounts receivable it would appear that you fully collected your net sales at the end of each reporting period. Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Changes in and Disagreements with Accountants . . ., page 13

38.   If you intend to update your financial statements, please update this disclosure to the year ended December 31, 2008.

Management, page 13

39.   Please disclose the date the director was elected, the number of terms the director has served and the date of the annual meeting of stockholders in which the election of the directors took place.

Executive Compensation, page 13

40.   Please disclose the assumptions underlying the dollar amount of the stock awards recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R. Please see the Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Certain Relationships and Related Transactions, page 14

41.   Your disclosure about your property leasing transactions is confusing. You indicate that five properties are owned by management, you describe four properties, you state that there are three leases and you list five relevant exhibits. Please revise and update this disclosure and the related description of your properties disclosure accordingly.

42.   We note Sharon Garman is listed with Valerie and Sidney Garman on the lease in Exhibit 10.5. Please disclose her relationship with Valerie and Sidney Garman if Sharon is a related person. Please disclose any other related party transactions not presently listed.

43.   We note your reference on page 12 of the "Management's Discussion and Analysis" disclosure to borrowing money from a shareholder in 2006 and the provision of personal guarantees by your management to our various lenders. In addition, we note that Greentree Financial Group, Inc. holds more than 5% of your stock and is entitled to receive $50,000 and stock pursuant to its consulting agreement with you. Please tell us why you have not included these transactions in your "Related Transactions" disclosure. Please see Item 404(d) of Regulation S-K.

Audit Opinion, page 23

44.   Your auditor opined that your balance sheet as of December 31, 2007 was presented fairly but did not give an opinion on your balance sheet as of December 31, 2006. Please amend your filing to include an audit report for each of the two most recent fiscal years, as required by Rule 8-02 of Regulation S-X.

45.   Please revise to include a conformed signature on your "Report of Independent Registered Public Accounting Firm."

Consents

46.	We assume your independent auditor is a sole proprietor, given the signature on the audit report. If so, please provide a consent that deletes reference to "we hereby consent" and replace it with "I hereby consent". Furthermore, we note your consent makes references to financial statement schedules, however we did not note such schedules in your filing. Please revise your filing to include such financial schedules or delete the reference from your consent.

Part II

Other Expenses of Issuance and Distribution, page 31

47.	We note that your consulting agreement with Greentree Financial Group, Inc. concerns the preparation and filing of this registration statement and requires you to pay Greentree $50,000 and issue to them 1,000,000 shares of your common stock. The value of this consideration appears to exceed the total of the aggregate offering expenses that you have disclosed. Please revise your disclosure accordingly.

Exhibits, page 32

48.	Please include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

49.	Certain of the agreements that are exhibits to the registration statement appear to have expired. Please update these exhibits to the registration statement.

Signatures, page 33

50.	We note that the language of the signature page does not conform to the language in the Form S-1 instructions. Please revise the signature page to use the language pursuant to Form S-1 instructions, including:

- In the first signature section:

  ➢	Revise to the language in the Form S-1 instructions which begins with "Pursuant to the…".

  ➢	Please delete the January 16, 2009, date and revise the date to be consistent with the date of the filing.

  ➢	Please delete the signature of Sidney Garman in this section of the signature page.

- In the second signature page section:

> ➢ Revise to the language in the Form S-1 instructions which begins with "Pursuant to…."

> ➢ Please delete the reference to the Securities Exchange Act since the Form S-1 instructions refer to the Securities Act of 1933.

> ➢ Please add to Valerie Garman's titles "Director," and "Principal Executive Officer" since the registration statement must be signed by your principal executive officer and at least a majority of the board of directors.

> ➢ Please add Sidney Garman's signature and titles. Please note that the registration statement must be signed by your principal financial officer, principal accounting officer, principal executive officer and at least a majority of the board of directors. Any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he or she signs the registration statement. See Instructions 1 and 2 for signatures on Form S-1, and revise.

<u>Legal Opinion, Exhibit 5.1</u>

51. Please revise the opinion in paragraph 4 to reflect that the outstanding shares of common stock are duly authorized, legally issued, fully paid, and non-assessable and delete the reference to "have been validly authorized."

52. Please revise to opine on the corporate laws of North Carolina, the jurisdiction of incorporation of the registrant.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Valerie A. Garman, President
Garman Cabinet & Millwork, Inc.
March 19, 2009
Page 11

       You may contact Tracey McKoy, staff accountant, at (202) 551-3772 or Al Pavot, senior accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, staff attorney, at (202) 551-3345 or Dietrich King, staff attorney, at (202) 551-3338 with any other questions..

                           Sincerely,

                           Pamela Long
                           Assistant Director

cc: Jared Febbroriello (via facsimile 888/608-5705)
          JPF Securities Law, LLC.
          19720 Jetton Road, Suite 300
          Cornelius, NC 28031